SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $.002 per share

(Title of Class of Securities)

589405109 (Common Stock)

(CUSIP Number of Class of Securities)

Anthony Zingale

Chief Executive Officer

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Mann, Esq.

Michael G. O’Bryan, Esq.

Jaclyn Liu, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Customer Q&A for Mercury Field Organization

The following FAQ outlines common questions that you may get from your customers. While our intent is to be as definitive as possible with our customers, there are questions where we simply do NOT yet have answers. Questions on the following topics should be deferred until after the close of the acquisition:

•	Changes to current product roadmaps

•	Technology and product and integration plans

•	Account team structure

•	Conversion or handling of existing contracts

•	Changes to product and services pricing

•	Offering of hardware and software bundles

Q1. What are the benefits of this acquisition to Mercury customers?

A. The combination of HP and Mercury gives our customers access to best in class products and services for IT Management – all from ONE source. In addition, customers will benefit from:

–	Global reach and enterprise delivery capabilities

–	Acceleration of our ability to deliver BTO in our accounts

–	Resources to invest in enterprise solutions & innovate in key new technology areas

Q2. I’m about to purchase software from Mercury, how does this impact me?

A. There is NOTHING that you need to do differently. The acquisition is not yet closed; until then, it is business as usual.

Q3. We have a significant investment in Mercury technology. Are any of my products at risk?

A. HP has publicly committed to embracing and extending the BTO vision. We do not anticipate any significant changes in product strategy or level of investment.

Q4. Will HP maintain MMS as a delivery vehicle?

A. HP has a hosting business today and has publicly expressed interest in continuing MMS as delivery vehicle.

Q5. What is the impact in how I will receive services and support?

A. You will engage Mercury services and support organizations the same as before. As we get closer to the close of the acquisition, any possible changes will be clearly communicated to you.

Q6. Is there any overlap in products?

A. The areas of direct overlap are limited:

Mercury Service Desk: HP has a leading solution with Enterprise Service Desk

Mercury SiteScope: HP only has agent-based server monitoring today

Mercury Business Availability Center: HP has a small presence in End User Monitoring with OVIS. Mercury has a better known solution.

Q7. What gaps does Mercury fill in HP’s product line?

A. HP has limited or no current offerings for Application Delivery, Application Mapping, IT Governance, and SOA Governance. These will all be strategic new areas for HP’s software business.

Q8. What are the potential technical synergies?

A. We are beginning product integration planning discussions shortly and soliciting feedback from customers. The areas that our customers have expressed the most interest in or have previously integrated in some form are:

End-to-End Performance Management

- HP OpenView (performance and event management)

- Business Availability Center

CMDB

- HP’s Active CMDB

- Mercury Application Mapping/Universal CMDB

ITSM/ITIL Processes

- HP’s Service Desk and Service Center

- Mercury Application Mapping & Application Change Lifecycle

SOA Management

- HP’s SOA Management

- Mercury SOA Registry (Systinet2)

Business Alignment

- HP’s Asset Management with Mercury IT Governance Project/Portfolio Management

Q9. Will I get the same level of access to Mercury R&D and executives as I have before?

A. Yes. We intend to continue to invest the time to connect with our customers as we have done in the past.

Q10. I have made arrangements to attend Mercury World 2006 in Las Vegas. Is it still on?

A. Absolutely. Mercury World will happen as scheduled and is bound to be bigger and better than ever. Attendees will receive updates on the acquisition and more information on our product and technology vision.

Q11. HP’s software offerings are mostly centered on operations. Are my investments in Mercury Application Delivery products at risk?

A. Absolutely NOT. Mercury Application Delivery solutions are a critical part of BTO and bring HP the market to serve the needs of application teams in IT and over 600m$ in software revenue.

Q12. Can I engage my HP account team for transactions involving Mercury products?

A. Currently only the Mercury account team is able to transact business on behalf of Mercury.

Q13. Does the acquisition put Mercury in a competitive position against certain partners?

A. Mercury will maintain relationships with all existing partners to assure we continue to deliver our BTO solutions to our customers as we have before.

July 28, 2006

To our valued customers:

On July 25, Hewlett-Packard announced a definitive agreement to acquire Mercury Interactive Corporation through a cash tender offer of $52.00 per share. This is an exciting development for both HP and Mercury, and a very positive development for Mercury customers as well.

This proposed merger of two market-leading businesses offers a range of benefits for Mercury customers. By creating the most powerful IT management software portfolio in the industry, we believe the combined companies will help your business cut IT costs and speed the delivery of new services.

The proposed transaction would bring together the strength of HP OpenView systems, network, and IT service management software with Mercury’s strength in application management, application delivery, and IT and service-oriented architecture governance—providing you with the industry’s most robust suite for optimizing, automating, and aligning IT services with business needs.

Combining HP OpenView offerings with Mercury’s BTO Enterprise offerings will enable you to acquire—from a single vendor—best-in-class versions of the many building blocks of enterprise IT management and integrate them into one complete solution.

As this exciting event unfolds, you have my personal guarantee that Mercury’s commitment to you, our customers, will never waver. I know you’ll have many questions about details such as product roadmaps and how you’ll do business with the combined companies. We’re working hard to put a plan in place for communicating detailed information and answering your questions as soon as the merger is official.

We currently expect the deal to close in Q4 of this year. As we continue to deliver on our business commitments to you, don’t hesitate to contact your Mercury representative with any questions or concerns.

Sincerely,

/s/ Tony Zingale

Tony Zingale

President and CEO, Mercury

July 28, 2006

To our valued partners:

On July 25, Hewlett-Packard announced a definitive agreement to acquire Mercury Interactive Corporation through a cash tender offer of $52.00 per share. This is an exciting development for both HP and Mercury, and a very positive development for Mercury partners.

This proposed merger of two market-leading businesses offers a range of benefits for Mercury customers and partners. By creating the most powerful IT management software portfolio in the industry, we believe the combined companies will help your customers cut IT costs and speed the delivery of new services.

The transaction would bring together the strength of HP OpenView systems, network, and IT service management software with Mercury’s strength in application management, application delivery, and IT and service-oriented architecture governance—providing the industry’s most robust suite for optimizing, automating, and aligning IT services with business needs.

Combining HP OpenView offerings with Mercury’s BTO Enterprise offerings will enable customers and partners to acquire—from a single vendor—best-in-class versions of the many building blocks of enterprise IT management and integrate them into one complete solution.

As this exciting event unfolds, you have my personal guarantee that Mercury’s commitment to you, our partners, will never waver. I know you’ll have many questions about details such as product roadmaps and how you’ll do business with the combined companies. We’re working hard to put a plan in place for communicating detailed information and answering your questions as soon as the merger is official.

We currently expect the deal to close in Q4 of this year. As we continue to deliver on our business commitments to you, don’t hesitate to contact your Mercury representative with any questions or concerns.

Sincerely,

/s/ Tony Zingale

Tony Zingale

President and CEO, Mercury

Below is an email message to customers:

Dear [customer’s name]

Tony Zingale, Mercury’s CEO, has asked me to get in touch with you and make sure you’ve heard about HP’s recent announcement of its agreement to acquire Mercury.

This proposed combination of two market-leading companies would create what we believe will be the most powerful IT management software portfolio in the industry, and we’re eager to share the excitement we feel here at Mercury with our customers.

Going forward, you can expect me to stay in close communication with you and to convey news about the transaction as it becomes available. The attached letter from Tony is the first step in that communication.

If you have any questions or concerns, please contact me.

Sincerely,

[salesperson’s name]

HP and Mercury Accelerating the Delivery of BTO Customer Briefing [Date], 2006

Definitive agreement signed on July 25
– Cash tender offer for $52 per share – a 33+% premium, based on Mercury closing price on July 25, 2006
– Enterprise value of approximately $4.5B
– Subject to closing conditions – expected to close in Q4
Game Changing Move in Enterprise IT Management
– Vision and strategy aligned to help customer optimize the business outcome of IT (BTO)
– $2B combined software business growing faster than the enterprise IT management software market with complementary product lines, little overlap
– Merger for growth synergies, not cost synergies
“The deal brings the potential intersection of management technology and processes between numerous buying centers; notably
application development and operations teams, and enables a
broader business perspective for technologies that impact business”
IDC FirstTake, Stephen Elliot
HP to Acquire Mercury

"Today, we are combining two market-leading businesses to
create the most powerful management software in the
industry.”
“Together, they will help customers cut their IT costs, speed the delivery of new services and drive profitable growth at
HP.  We expect this important acquisition to deliver
significant value for our shareholders."
Mark Hurd
HP President and Chief Executive Officer
"Together, HP and Mercury instantly become the industry's
premier provider of business technology optimization
(BTO) software. A deal of this magnitude creates
significant opportunities for our customers, our
shareholders, our people and our partners."
Tony Zingale
Mercury President and Chief Executive Officer

Delivery of the BTO Vision
Why This is Great for Our Customers
Complementary product lines create end-to-end lifecycle solutions
More than doubles size of software R&D to invest in emerging markets:
SOA, ITIL, Business Alignment
170 Countries
Global Services and Support
1000s of Global Partners
Market Leading Solutions for strategic IT disciplines:
CIO Office, Application Teams, IT Operations
Both with strong reputations as trusted advisors
Accelerates Delivery of BTO Enterprise
Global Reach with Enterprise Capabilities
Strategic Partner of Choice for Enterprise IT Management

Mercury
Application Mapping - Technology Leader
Optimization of
Infrastructure /
Applications
#1 Market Share
ITSM/ITIL
Process
Automation
Leadership from
Apps to Ops
+
Mercury
Application Change
Lifecycle
Unique Capabilities
Business
Alignment
New Category
HP OpenView
Business Service Health
Mercury
Application Delivery
#1 Market Share in
Automated Software
Quality
#1 Market Share in
Performance
Load Testing
IT Operations
HP OpenView
Service Desk
#1 Enterprise
Vendor
HP OpenView and Mercury Leadership
HP OpenView
Asset & Configuration
Management
#2 Enterprise
Vendor
HP OpenView
Identity
Management
HP OpenView
SOA Manager
Mercury
IT Governance
#2 PPM Vendor
Mercury
SOA Governance
#1 Market Share in SOA Registry
HP OpenView
#1 in Market Share in
Event and Performance
Management
Mercury
Application Management
Fastest Growth in
Performance Management

IT Governance
Analysis & Reporting
Business
Service Health
Asset Management
Consolidated Service Desk
Configuration Lifecycle Management
Identity Management
Business
Alignment
IT Process
Automation
Infrastructure
Optimization
HP OpenView + Mercury Delivers
Business Technology Optimization (BTO)
SOA Governance
Application
Mapping
Application Lifecycle: Change, Performance
Consolidated
Event &
Performance
Management
Network/
Server/Storage
Management
Application
Delivery
Quality Center
Performance Center Business
Availability Center
End-To-End
Application
Management
IT Governance
Project and Portfolio Management
BTO Dashboard

What You Can Expect
Zero disruption in your ability to buy and use the market
leading Mercury products and solutions
More details on product integration strategy after the close
Ongoing open communication on the status of the
proposed merger
Business as usual until the close of the merger
(expected to occur in Q4 2006)

Safe Harbor

The above materials may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding the timetable for completing the tender offer and merger, transitional plans and expectations concerning future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Mercury stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that Mercury’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business. Mercury’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control, as well as risks and uncertainties associated with the ongoing investigation by the Securities and Exchange Commission, ongoing litigation matters arising out of Mercury’s historical practice relating to stock-based compensation, and the effect of the Wells notices received by certain of the Company’s directors. If the transaction does not close, Mercury’s stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see Mercury’s SEC reports, including the Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. Mercury disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of Mercury has not yet commenced. The above materials are neither offers to purchase nor solicitations of offers to sell securities. At the time the offer is commenced a wholly-owned subsidiary of Hewlett Packard will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mercury will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Mercury’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.